    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2002
                                                    1933 ACT FILE NO. _________
                                                  1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.     EXACT NAME OF TRUST:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 140

B.     NAME OF DEPOSITOR:  CLAYMORE SECURITIES, INC.

C.     COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                              210 North Hale Street
                             Wheaton, Illinois 60187

D.     NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                              Copies to:
      NICHOLAS DALMASO, ESQ.                                  ERIC F. FESS
      Executive Vice President and General Counsel
      Claymore Securities, Inc.                               Chapman and Cutler
      210 North Hale Street                                   111 West Monroe Street
      Wheaton, Illinois 60187                                 Chicago, Illinois 60603
      (630) 784-6300                                          (312) 845-3000

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                  PRELIMINARY PROSPECTUS DATED NOVEMBER 7, 2002

                              SUBJECT TO COMPLETION

================================================================================

[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 140

Preferred Securities Portfolio, Series 3


================================================================================

         A final prospectus for a prior Series of the Claymore Securities Defined Portfolios is hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 140 (the "TRUST"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectus. However, specific information with respect to the Trust, including pricing, the size and composition of the Trust's portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

         The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Incorporated herein by reference is the prospectus from Claymore Securities Defined Portfolio, Series 123 (Registration No. 333-87680) dated May 8, 2002 which shall be used as a preliminary prospectus for Claymore Securities Defined Portfolio, Series 140. The final prospectus for Claymore Securities Defined Portfolio, Series 123, was filed pursuant to Rule 497 under the Securities Act on May 10, 2002.

CONTENTS OF REGISTRATION STATEMENT

          A.    Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                        AMOUNT

         National Union Fire Insurance Company of
                 Pittsburgh, Pennsylvania
                         959-9000                            $250,000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

1.1      Reference Trust Agreement (to be supplied by amendment).

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.1      Consent of Independent Auditors (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 140 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 7th day of November, 2002.

                                       CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                         SERIES 140, Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor


                                            /s/ Nicholas Dalmaso
                                        By:------------------------------------
                                                Nicholas Dalmaso


         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on November 7, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

     SIGNATURE*                           TITLE**                               DATE

BENJAMIN FULTON*                          President and Director            )    By:  /s/ Nicholas Dalmaso
                                                                            )          --------------------
                                                                            )             Nicholas Dalmaso
                                                                            )             Attorney-in-Fact
DAVID HOOTEN*                             Chairman of the Board of          )             November 7, 2002
                                          Directors                         )


/S/  CHARLES MILLINGTON                   Chief Financial Officer                         November 7, 2002
-----------------------
    CHARLES MILLINGTON

/S/  NICHOLAS DALMASO                     Executive Vice President,                       November 7, 2002
---------------------                     Secretary, Treasurer and
     NICHOLAS DALMASO                     Director

--------
* An executed copy of each of the related powers of attorney were filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.
** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

         The consent of Chapman and Cutler to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.


                      CONSENT OF EMMET, MARVIN & MARTIN LLP

         The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                                   MEMORANDUM


         Re:       Claymore Securities Defined Portfolios

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.




                                                    CHAPMAN AND CUTLER

Chicago, Illinois
November 7, 2002